Exhibit 99.1

FOR IMMEDIATE RELEASE

Rezolve Ai Guides to $350 Million 2026 Revenue and $500 Million ARR Exit Run Rate

Company Signals Nearly 10× Growth for 2026 as Agentic Commerce Becomes Core Enterprise Infrastructure

New York – January 13, 2026 – Rezolve Ai (NASDAQ: RZLV), a leader in Agentic Commerce and AI-powered customer engagement, today issued updated revenue guidance for 2025 and 2026, which are anticipated to materially exceed market expectations as enterprise adoption accelerates across its platform.

For full-year 2025, Rezolve now expects to deliver at least $40 million in revenue, exceeding current analyst consensus.

For full year 2026, the Company is guiding to approximately $350 million in revenue, nearly double prevailing market expectations of approximately $170 million for the period representing nearly 10× year-on-year growth.

Rezolve also reaffirmed its previously announced expectation to exit 2026 with a minimum $500 million annual recurring revenue (ARR) implying approximately $40 million of monthly revenue by December 2026.

Record Momentum and Operating Scale

Rezolve exited 2025 with approximately $209 million in ARR, following a record December in which revenue is expected to exceed $17 million, marking the Company’s first profitable month and demonstrating the operating leverage of its model.

During 2025, Rezolve scaled rapidly to:

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More than 1,000 employees
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24 global offices
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Over 650 enterprise customers

The Company’s platform processed more than 51 billion API calls, reached over 340 million unique users globally, and supported hundreds of millions of live consumer sessions and transactions, underscoring Rezolve’s position as live, enterprise-grade infrastructure operating at global scale.

Enterprise Adoption and Institutional Confidence

Rezolve’s customer base includes leading global brands and institutions across retail, fashion, financial services and payments.

The client roster now includes major global brands such as Adidas, Burberry, Gucci, H&M/COS, Harvey Nichols, Dr. Martens, Converse, Tommy Hilfiger, PUMA, Target, Standard Chartered and Commerzbank.

In 2025, the Company also secured significant repeat institutional investment, including a $50 million strategic investment followed by a $200 million additional commitment from new fundamental investors, reinforcing confidence in Rezolve’s execution, scalability and long-term platform strategy.

Strategic Platform Partnerships

Throughout 2025, Rezolve deepened strategic partnerships with Microsoft and Google, and advanced its initiative to integrate AI-driven commerce with next-generation payment infrastructure.

Daniel M. Wagner, Founder, Chairman and CEO of Rezolve Ai, commented:

“2025 was the year Rezolve proved that enterprise AI-driven commerce is no longer experimental, it is live, scaled and delivering ROI. The guidance we are providing today reflects contracted demand, accelerating deployments and a platform already operating at global scale. As we enter 2026, our focus is execution, operating leverage and cementing Rezolve’s position as the control layer for the next era of commerce.”

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite is the world’s first enterprise AI platform built for Agentic Commerce, delivering advanced tools that harness artificial intelligence to power search, transact, fulfill, and personalize at global scale. For more information, visit www.rezolve.com.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

investors@rezolve.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve AI plc (“Rezolve”) may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, “design” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Rezolve’s statements regarding its guidance regarding its unaudited revenue and ARR for 2025 and 206 and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise. Additionally, an audit of Rezolve’s 2025 financial information is underway by Rezolve’s external independent certified public accounting firm under Public Company Accounting Oversight Board (“PCAOB”) standards. As such, the annual historical financial information and are potentially subject to adjustment and may change. As a result of the foregoing considerations and the other limitations described herein, you are cautioned not to place undue reliance on the annual historical financial information contained in this press release.

Use of Non-GAAP Financial Measures

The Company uses certain non-GAAP financial measures, which include Annual Recurring Revenue (ARR) [or “ARR exit rate”], as we believe this measures can provide meaningful information regarding our operating performance. This non-GAAP measures should be evaluated in addition to and not as a substitute for our financial results presented in accordance with U.S. GAAP.

Annual Recurring Revenue (“ARR”) is a non-GAAP operating metric that represents the annualized value of recurring subscription and contract revenue under customer agreements in effect at the measurement date. A contract is included in ARR for an applicable period if it is active at the end of that applicable period and is excluded if it is not active at the end of that applicable period. This measure includes revenue from subscription contracts as well as recurring professional services agreements. While ARR represents the annualized revenue the Company would expect to receive from customers assuming no increases or reductions in contractual arrangements, the measure can be affected by contract start and end dates and should be viewed independently of the Company’s GAAP revenue as ARR is an operating metric and is not intended to be combined with or to replace revenue.

ARR is not a forecast of future revenue and does not consider other sources of revenue that are not recurring in nature. ARR does not have a standardized meaning and is not necessarily comparable to similarly titled measures presented by other companies. ARR is forward-looking and differs from GAAP revenue, which is recognized over time in accordance with ASC 606 based on delivery of services. As a result, ARR is not directly reconcilable to GAAP revenue because it includes the value of contracted future revenues that have not yet been recognized and excludes non-recurring and usage-based revenue recognized under GAAP.